1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 7, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Chunghwa Telecom Announces Appointment of Vincent Y.S. Chen as Senior Executive Vice President and Chief Financial Officer

TAIPEI, Taiwan, R.O.C. August 6, 2020 - Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) announced that its Board of Directors yesterday has appointed Mr. Vincent Y.S. Chen as Senior Executive Vice President and Chief Financial Officer of Chunghwa Telecom, effective on September 1, 2020.

Mr. Vincent Y.S. Chen, Ph.D. in Accounting from State University of New York at Buffalo, former head of Accountancy Sector Research Centre of Singapore Accountancy Commission, is now a professor in the Department of Accounting at National Chengchi University. Chunghwa Telecom expects to leverage his experience and outstanding academic performance in the financial field, government and the academia in Taiwan and Singapore, to further improve the company's financial and accounting performance and become a world-class enterprise.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

                      Contact:Angela Tsai

                      Phone:+886 2 2344 5488

                      Email: chtir@cht.com.tw

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